EXHIBIT 99.2

FORM OF LETTER TO RECORD HOLDERS
S&W SEED COMPANY

Subscription Rights to Purchase Shares of Common Stock

Offered Pursuant to Subscription Rights
Distributed to Stockholders of S&W Seed Company

January [   ], 2016

Dear Stockholder:

This letter is being distributed by S&W Seed Company (the "Company") to all holders of record of shares of its common stock, par value $0.001 per share (the "Common Stock"), at 5:00 p.m., New York City time, on January [   ], 2016 (the "Record Date"), in connection with a distribution in a rights offering (the "Rights Offering") of non-transferable subscription rights (the "Rights") to subscribe for and purchase shares of Common Stock. Rights Offering participants also include holders as of the Record Date of the Company's convertible notes and warrants issued in December 2014, who are participating on an as converted and as exercised basis. The Rights and Common Stock are described in the accompanying offering prospectus covering the Rights and the shares of Common Stock issuable upon their exercise dated January [   ], 2016 (the "Prospectus"). In the Rights Offering, the Company is offering up to an aggregate of 1,923,077 shares of Common Stock pursuant to the Basic Subscription Privilege defined below; however, the Company potentially may issue up to 2,500,000 shares of its Common Stock in this Rights Offering under the circumstances described below and in the Prospectus.

As described in the Prospectus, you will receive 0.0937646 subscription Rights for each share of Common Stock owned of record as of 5:00 p.m., New York City time, on the Record Date. The Rights are evidenced by a non-transferable Rights certificate (the "Rights Certificate") registered in your name and will cease to have any value as of 5:00 p.m., New York City time, on February [   ], 2016, unless extended (the "Expiration Time"). The total number of Rights issued to you will be rounded down to the nearest whole number. Each whole Right allows you to subscribe for one share of Common Stock (the "Basic Subscription Privilege") at the cash price of $4.15 per share (the "Subscription Price").

In the event that you purchase all of the shares of Common Stock available to you pursuant to your Basic Subscription Privilege, you may also exercise an Over- Subscription Privilege (the "Over-Subscription Privilege"). The Over-Subscription Privilege will allow you to purchase a portion of any shares of Common Stock that are not purchased by Rights Holders through the exercise of their Basic Subscription Privileges, together with any shares of Common Stock that are not purchased by certain Company security holders in a separate transaction to be conducted immediately following the Expiration Time (the "Noteholder Participation Right") as described in the immediately following paragraph (the "Unsubscribed Shares"). In no event, however, will the Company issue a number of shares in excess of 2,500,000 pursuant to the exercise of Basic Subscription Privileges, the Noteholder Participation Right and the Over-Subscription Privileges.

As described in the accompanying Prospectus, for a four business day period immediately following the Expiration Time, the Company will conduct the Noteholder Participation Right in which it will offer an aggregate of 576,923 shares of Common Stock (30% of 1,923,077 shares) in a separate transaction to the holders of the Company's convertible notes and warrants issued in December 2014.

The Note Holder Offering is to be made in exchange for an agreement by the security holders to modify their existing contractual agreement with the Company in order to permit the Rights Offering to proceed as outlined herein and in the Prospectus. At the expiration of the four business day period, any shares of Common Stock not purchased by these security holders in the Note Holder Offering will be made available to the Rights Offering participants for purchase pursuant to the Over-Subscription Privilege.

The Rights will expire and be of no value, if not exercised prior to the Expiration Time.

You will be required to submit payment in full for all the shares you wish to buy with your Basic Subscription Privilege and Over-Subscription Privilege prior to the Expiration Time. The Company can provide no assurances that you will in fact be able to purchase the number of shares of Common Stock issuable upon the exercise of your Over- Subscription Privilege in full or at all. The Company will not be able to satisfy your exercise of the Over-Subscription Privilege if the Rights Offering and the Note Holder Offering are both subscribed in full, which would mean that the entire 2,500,000 shares of Common Stock allotted for the Rights Offering and the Note Holder Offering had been subscribed for. The Company will honor the Over-Subscription Privilege to the extent sufficient shares of Common Stock are available following the exercise of subscription rights under the Basic Subscription Privilege and the completion of the Note Holder Offering. To the extent the number of the Unsubscribed Shares is not sufficient to satisfy all of the properly exercised Over-Subscription Privilege requests, then the Unsubscribed Shares will be prorated among those who properly exercised their Over-Subscription Privilege based on the number of shares each Rights Holder subscribed for under the Over-Subscription Privilege, subject to the limitations discussed below.

As soon as practicable after the Expiration Time and after all prorations and adjustments contemplated by the terms of the Rights Offering, as described in the Prospectus, have been effected, any excess subscription payment received by Transfer Online, Inc. (the "Subscription Agent") will be returned to you, without interest.

Enclosed are copies of the following documents:
1.	The Prospectus;
2.	A Rights Certificate evidencing the Rights for which you are the holder of record;
3.	Instructions as to the Use of S&W Seed Company Rights Certificates (including a Request for Taxpayer Identification Number and Certification on Form W-9 and General Instructions); and
4.	A return envelope addressed to Transfer Online, Inc., the Subscription Agent.

Your prompt action is requested. To exercise your Rights, you must promptly deliver the properly completed and signed Rights Certificate, with payment of the Subscription Price in full for each share of Common Stock subscribed for pursuant to the Basic Subscription Privilege and the Over-Subscription Privilege, to the Subscription Agent, as indicated in the Prospectus. The Subscription Agent must receive the Rights Certificate with payment of the Subscription Price, including final clearance of any checks, prior to the Expiration Time.

A Rights Holder cannot revoke the exercise of its Rights. Rights not exercised prior to the Expiration Time will expire.

Additional copies of the enclosed materials may be obtained from, and any questions or requests for assistance concerning the Rights Offering should be directed to, the subscription agent/information agent, Transfer Online, Inc., at 877-901-6475.

Very truly yours,

S&W SEED COMPANY